

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

<u>Via E-mail</u>
Ronald J. Lieberman, Esq.
Executive Vice President, General Counsel and Secretary
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re: NorthStar Realty Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed August 19, 2014**
> **File No. 333-198234**

Dear Mr. Lieberman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2013, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

2. Please provide us with copies of any non-public information, including board books, financial forecasts, and projections, presented to the board and/or Special Committee by NorthStar's and Griffin-American's management and financial advisors.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 31

General

3.   Please expand your disclosure to include a more detailed discussion of the merger transaction. Your enhanced disclosure should include a description of the significant terms of any financing the company plans to secure as part of the transaction as well as any plans to retire outstanding debt of Griffin-American.

Pro Forma Income Statement for the period ended June 30, 2014, page 32

4.   Please revise your financial statements or expand your footnote disclosure to provide separate disclosure of the pro forma impacts of the acquisition of the Formation Portfolio and the MH2 Portfolio. Your revised disclosure should include a detailed description of any material adjustments recorded by the company as a result of the transactions.

Notes to Pro Forma Financial Statements

Note 11, page 36

5.   Please explain to us how you determined your adjustment to eliminate realized and unrealized gains (losses) related to foreign currency transactions is related to the merger transaction.

Note 18, page 36

6.   Please reconcile the approximately $1.4 billion adjustment on the face of your pro forma balance sheet to the $4.0 billion purchase price described in your footnote. In addition, please explain to us why you are unable to make preliminary allocations to acquired intangible assets and liabilities.

Note 19, page 36

7.   Please explain to us how the funding of real estate debt investments is directly related to the merger transaction.

Note 24, page 36

8.   Please explain to us how you determined your adjustment for expected transaction costs is factually supportable.

<u>Unaudited Comparative Per Share Information, page 37</u>

9.   Please explain to us how the NorthStar pro forma combined earnings per share disclosed in this section reconciles to the earnings per share information disclosed in your pro forma financial statements on pages 32 and 33. In addition, please explain to us in greater detail how you have calculated the Griffin-American pro forma equivalent amounts. In your response explain to us how you determined the disclosure of the Griffin-American pro forma equivalent amounts would be appropriate and the authoritative guidance you relied upon.

<u>The Combined Company, page 88</u>

10.   Please revise to include disclosure as to the percentage each asset class will comprise of your overall portfolio post-merger.

11.   Please include, in this section or elsewhere, pro forma operating data for the combined company, including geographic diversification, tenant concentration, and lease expirations.

<u>Certain Provisions of Maryland Law and of NorthStar's Charter and Bylaws, page 93</u>

<u>Exclusive Forum, page 96</u>

12.   We note your disclosure regarding the forum selection clause in your bylaws. Please disclose that although you have included a choice of forum clause in your governing documents, it is possible that a court could rule that such provision is inapplicable or unenforceable.

<u>The Merger, page 107</u>

13.   We note that the Special Committee discussed a variety of financial and strategic alternatives before pursuing a merger with NorthStar. Please briefly describe any of these alternatives to the extent given material consideration and briefly describe why management and the board decided not to pursue these alternatives. Specifically, please discuss in greater detail the strategic alternatives considered by the Special Committee at the May 28, 2014 meeting and why a decision was made to continue to pursue a merger.

14.   Please discuss whether each respective board believes that the transaction or consideration is fair from a financial point of view.

<u>Certain Unaudited Prospective Financial Information of NorthStar, page 127</u>

15.   Please explain your basis for including this information in your filing. In your response, tell us whether you consider this information to be a forecast or projection in accordance

with Item 10(b) of Regulation S-K and the basis for your conclusion. To the extent you have determined this information is a projection or forecast, explain to us how you have applied the guidance in the AICPA Guide For Prospective Financial Information. This comment also applies to the section "Certain Unaudited Prospective Financial Information of Griffin-American on page 142.

Opinion of Stanger, page 129

Discounted Cash Flow Analysis, page 130

16.   Please discuss in greater details the assumptions used in the discounted cash flow analysis, and specifically the assumption that fully deployed capital would be leveraged to 32% of real estate cost.

Public Market Comparable Analysis, page 131

17.   Please expand upon the disclosure as to how estimated FFO and AFFO values of comparable companies were calculated, including whether the FFO values were all calculated in accordance with the NAREIT FFO definition.

18.   Please expand upon the qualitative analysis performed by Stanger, here and on page 133 in the precedent transaction analysis.

Opinion of BofA Merrill Lynch, page 137

Selected Precedent Transactions, page 140

19.   Please discuss how the estimated financial data of the selected transactions was used in arriving at the implied per share equity value range for Griffin-American.

Discounted Cash Flow Analysis, page 141

20.   Please expand your disclosure as to how you conducted this analysis, including the value of the multiples used and estimated 2019 EBITDA.

Exhibit 8.2

21.   We note the statement that the opinion letter may not be "relied upon for any purpose by any other person." This statement appears to limit the reliance of the opinion to NorthStar. Please remove the statement and note that shareholders are entitled to rely upon the opinion.

Annex C - Opinion of Robert A. Stanger & Co., Inc.

22.   We note the statement in the last paragraph on page C-3 in the opinion provided by Stanger that the opinion "is for the exclusive use and benefit of the Special Committee…." Please revise the opinion to remove the word "exclusive" as shareholders are entitled to rely upon the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Robert W. Downes, Esq.
        Sullivan & Cromwell LLP
        (Via E-mail)